UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIESEXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THESECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53269

GREENCHEK TECHNOLOGY INC.
(Exact name of registrant as specified in its charter)

SUITE 2450 – 101 CALIFORNIA STREET, SAN FRANCISCO, CA, 94111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒ Rule 12g-4(a)(1)

☐ Rule 12g-4(a)(2)

☐ Rule 12h-3(b)(1)(i)

☐ Rule 12h-3(b)(1)(ii)

☐ Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 GREENCHEK TECHNOLOGY INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: MAY 20, 2014

By:  “LINCOLN PARKE” , PRESIDENT